SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-l(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)
                              (Amendment No. __) *


                                 TELEGLOBE INC.
                           ---------------------------
                                (Name of Issuer)


                                  COMMON SHARES
                     --------------------------------------
                         (Title of Class of Securities)


                                    87941V10
                                  ------------
                                 (CUSIP Number)


                           Christopher P. Kelly, Esq.
  8750 North Central Expressway, Suite 2000, Dallas, Texas 75231, (214)863-8000
  -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 19, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


NYFS05...:\41\44241\0005\2097\SCH2249N.49B

2

                                  SCHEDULE 13D

CUSIP No.  300903101

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1.   NAME OF REPORTING PERSON - Troutt Family Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) - The Trust does not have an I.R.S. identification number (since it is not required for federal income tax purposes).


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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                  (b)  [X]


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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     00

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                 [ ]


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


                  7. SOLE VOTING POWER
                            0
NUMBER OF
SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             52,326,797
OWNED BY
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON WITH                 0

                 10.  SHARED DISPOSITIVE POWER
                         52,326,797


-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    52,326,797

-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.67%

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO

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3

                                  SCHEDULE 13D

CUSIP No. 300903101
          ---------
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Kenny A. Troutt

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) -

-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    00

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                            [ ]


-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


                  7. SOLE VOTING POWER
                            0
NUMBER OF
SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             52,326,797
OWNED BY
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON WITH                 0

                 10.  SHARED DISPOSITIVE POWER
                         52,326,797


-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    52,326,797

-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.67%

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN

4



Item 1.  Security and Issuer.
         --------------------

            This statement on Schedule 13D relates to the common shares of capital stock (the "Common Shares") of Teleglobe Inc., a corporation governed by the Canadian Business Corporations Act (the "Issuer"). The address of the Issuer's principal executive office is 1000 de La Gauchetiere Street West, Montreal, Quebec, H3B 4X5.


Item 2.  Identity and Background.
         ------------------------

            (a) The persons filing this schedule (collectively, the "Reporting Persons") are the Troutt Family Trust, a trust formed under the laws of the State of Texas (the "Family Trust"), and Kenny A. Troutt. The sole trustee of the Family Trust is Kenny A. Troutt.

            (b) The business address of the Family Trust is 10595 Strait Lane, Dallas, Texas 75229. The business address of Kenny A. Troutt is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231.

            (c) The principal business of the Family Trust is to hold trust property, including the Common Shares, to invest trust property, and to make distributions of trust property in accordance with the terms of the Agreement and Declaration of Trust of the Family Trust. The present principal occupation of Kenny A. Troutt is Chief Executive Officer of Excel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Excel"), and Vice-Chairman, President and Chief Operating Officer and a director of the Issuer.

            (d) In the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The place of organization for the Family Trust is Texas. The place of citizenship of Kenny A. Troutt is the United States of America.



Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

            The information in Item 6 of this Schedule 13D is incorporated herein by reference.

            The Common Shares beneficially owned by the Reporting Persons were acquired by reason of the conversion of shares of common stock of Excel beneficially owned by them on November 10, 1998 pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 14, 1998, among the Issuer, North Merger Sub Corporation, a Delaware corporation and a direct wholly-owned subsidiary of the Issuer ("Sub"), and Excel, which provided for the merger of Sub with and into Excel (the "Merger"), with Excel as the surviving corporation. In the Merger, each outstanding share of the common stock of Excel was converted into the right to receive .885 of a Common

5





Share of the Issuer. Prior to the Merger, Excel had been a public company unaffiliated with the Issuer.


Item 4. Purpose of Transaction.
        -----------------------

            As noted above, the Reporting Persons acquired their beneficial ownership of the Common Shares of the Issuer in exchange for their shares of Excel common stock in connection with the Merger consummated pursuant to the Merger Agreement.

            Kenny A. Troutt is Chief Executive Officer of Excel and Vice-Chairman, President and Chief Operating Officer and a director of the Issuer. Accordingly, he will be in a position to influence the operations of the Issuer.

            Except as set forth above and as noted in Item 6, none of the Reporting persons currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of item 4.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

            (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

            Kenny A. Troutt, as trustee of the Family Trust, has sole investment control over all of the shares held by the Family Trust. In addition, Kenny A. Troutt can revoke the Family Trust without the consent of any other person. As a result of such investment control and power to revoke, Kenny A. Troutt is deemed to be a beneficial owner of the Common Shares held of record by the Family Trust.

            As of the date hereof and after giving effect to the sale of Common Shares described in Item 6, (i) Kenny A. Troutt beneficially owns 52,326,797 Common shares of the Issuer, none of which are held of record by Mr. Troutt, which shares represent 20.67% of the Issuer's outstanding Common Shares (ii) the Family Trust beneficially owns 52,326,797 shares of the Issuer, all of which are owned of record by the Family Trust, which shares represent 20.67% of the Issuer's outstanding Common Shares. The percentages set forth above are based upon 253,139,738 Common Shares outstanding as of February 18, 1999 (based upon information supplied by the Issuer).

            (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) Except as set forth in Item 6, none of the Reporting Persons has effected any transaction in the Common Shares within the past 60 days.

            (d-e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

            1. On February 19, 1999, the Family Trust entered into an agreement (the "Purchase Agreement") with 129201 Canada Inc. ("129201"), a wholly-owned subsidiary of BCE Inc. ("BCE"), for the purchase by 129201 of four

6




million (4,000,000) Common Shares from the Trust at a price of U.S.$29.50 per share for an aggregate price of U.S.$118 million. Such purchase was consummated on February 26, 1999.

            Concurrently with the execution of the Purchase Agreement, Kenny A. Troutt entered into an agreement (the "Right of First Refusal") with BCE granting to BCE a right of first refusal on the sale of an additional twenty-million (20,000,000) Common Shares. Kenny A. Troutt agreed, subject to certain exceptions, not to sell or otherwise dispose of any Common Shares and to cause any trust, partnership or corporation controlled or directed by him (a "Seller") not to sell any Common Shares without first offering such shares to BCE in accordance with the terms of the Right of First Refusal.

            Copies of the Purchase Agreement and the Right of First Refusal are filed as exhibits to this Schedule 13D and the foregoing is qualified in its entirety by reference to the text of such agreements.

            2. The Family Trust, as optionor, and Selby Shaver, as optionee, entered into a stock option agreement (the "Option Agreement") as of February 13, 1999, providing, in return for certain consulting services to the Trust by the Optionee, for the purchase by the optionee of 140,197 Common Shares at a price of $30.75 per share (the "Option Shares"), and vesting one third of the Common Shares on each anniversary date of the Option Agreement, provided that the optionee has been employed by the Issuer from the date of grant until such vesting date.

            A copy of the Option Agreement is filed as an exhibit to this
Schedule 13D and the foregoing is qualified in its entirety by reference to the text of such agreement.




Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit 1 Agreement for the Purchase and Sale of 4,000,000 Common Shares of Teleglobe Inc.

Exhibit 2 Agreement for the Right of First Refusal with respect to shares of Teleglobe Inc.

Exhibit 3      Stock Option Agreement between the Troutt Family Trust and Selby
               Shaver.

Exhibit 4      Joint Filing Statement.


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7


                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


THE TROUTT FAMILY TRUST

By: /s/ Kenny A. Troutt
    -----------------------------------                Date:  March 3, 1999
    Kenny A. Troutt
    Trustee



    /s/ Kenny A. Troutt                                Date:  March 3, 1999
    -----------------------------------
    Kenny A. Troutt, individually

8




                                  Exhibit Index
                                  -------------


Exhibit 1 Agreement for the Purchase and Sale of 4,000,000 Common Shares of Teleglobe Inc.

Exhibit 2 Agreement for the Right of First Refusal with respect to shares of Teleglobe Inc.

Exhibit 3      Stock Option Agreement between the Troutt Family Trust and Selby
               Shaver.

Exhibit 4      Joint Filing Statement.